PRESS RELEASE

DRAFTFor Immediate Release 22 July 2005 Contact: Shareholder Inquiries: 800.343.2898 Media Inquiries Dan Flaherty 617.210.3887 dflaherty@evergreeninvestments.com

EVERGREEN INVESTMENTS ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF TENDER OFFER

BOSTON – Evergreen Utilities and High Income Fund (AMEX:ERH), a non-diversified closed-end equity and high yield bond fund, announced today that its tender offer for up to 5% or 519,163, in the aggregate, of its issued and outstanding common shares, expired today at 5:00 p.m. ET. Shareholders whose shares are purchased in the tender offer will receive the net asset value of the Fund shares calculated as of the close of the regular trading session of the New York Stock Exchange on July 25, 2005.

Based upon current information, approximately 4,414,507 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the Fund estimates that it will accept for purchase 11.7% of the shares properly tendered by each tendering shareholder. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on July 26, 2005 of 519,163 shares properly tendered and that payment for such shares will be made on or about July 27, 2005.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The Fund’s primary investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income. Evergreen Investment Management Company, LLC is the Fund’s investment advisor.

Investments in the fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

PRESS RELEASE

Please contact EquiServe Trust Company, N.A., the Fund’s information agent, at 888-396-7866 for more information.

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $249.9 billion in assets (as of June 30, 2005). For more information on Evergreen, please visit www.evergreeninvestments.com.

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